UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

COUNCIL OF EUROPE DEVELOPMENT BANK

(Name of registrant)

Date of end of last fiscal year: December 31, 2021

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Titles of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Krystian Czerniecki

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main

Germany

*	The registrant files annual reports on Form 18-K on a voluntary basis.

TABLE OF CONTENTS

		Page

EXPLANATORY NOTE		3

SIGNATURE		4

EXHIBIT INDEX		5

EXHIBIT 6	Press Release: Governing Board approves the CEB’s 2023-2027 Strategic Framework and a historic capital increase

EXPLANATORY NOTE

This Amendment No. 2 to the annual report on Form 18-K for the fiscal year ended December 31, 2021 (the “Annual Report”) is filed by Council of Europe Development Bank (“CEB”), a multilateral development bank with a social vocation governed by the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959, by its Articles of Agreement as amended (the “Articles”) and by regulations issued pursuant to the Articles. This amendment to the Annual Report on Form 18-K, including any future amendments, is intended to be incorporated by reference into CEB’s prospectus dated October 30, 2020 and any future prospectus filed by CEB with the Securities and Exchange Commission to the extent such prospectus indicates that it intends this report to be incorporated by reference.

In this Annual Report, references to “€”, “euro” and “EUR” are to the single European currency of the member States of the European Union participating in the euro. References to “U.S. dollars”, “$” or “USD” are to United States dollars.

The Annual Report is hereby amended as follows:

1.	Exhibit 6 hereto, entitled “Press Release: Governing Board approves the CEB’s 2023-2027 Strategic Framework and a historic capital increase”, is added to the Annual Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Paris, France on December 5, 2022.

COUNCIL OF EUROPE DEVELOPMENT BANK

By:	/S/ Jan De Bel
	Name:	Jan De Bel
	Title:	General Counsel

By:	/S/ Rafael Ruisanchez Capelastegui
	Name:	Rafael Ruisanchez Capelastegui
	Title:	Chief Risk Officer

EXHIBIT INDEX

Exhibit Number	Description
6.	Press Release: Governing Board approves the CEB’s 2023-2027 Strategic Framework and a historic capital increase